January 31, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated January 27, 2003, (The Integration of the Stainless Steel Businesses of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.)
2. Press Release dated January 29, 2003,(Notice Concerning Conversion Price Change)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

29th January, 2003

Sumitomo Metal Industries, Ltd.

Notice Concerning Conversion Price Change

Due to the issue of new shares through a third-party capital allocation that was resolved at the company's December 20, 2002 Board of Directors' meeting, the company's third unsecured convertible bond's conversion price will be adjusted as follows in accordance with provisions of the said bond's agreement with commissioned companies for bondholders .

1. Conversion price change

Name	Conversion price after the adjustment	Conversion price before the adjustment
Sumitomo Metal Industries, Ltd. The third unsecured convertible bond	821.00 yen	825.30 yen

2. Effective date

On and after January 31, 2003

With respect to the second unsecured convertible bond (#2), the difference between the conversion price that was calculated according to the conversion price adjustment formula and the conversion price before the adjustment is less than one yen. Therefore, the said bond's conversion price will not be adjusted pursuant to provisions of the said bond's agreement with commissioned companies for bondholders.

27th January, 2003
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.

Re: The Integration of the Stainless Steel Businesses of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo, President: Akira Chihaya) and Sumitomo Metal Industries, Ltd. (place of business: Chuo-ku, Osaka, President: Hiroshi Shimozuma) agreed to integrate the stainless steel businesses of both companies and entered into a basic agreement for such integration at the end of last year.

Now in the process of making preparations for business integration, both companies have announced a skeleton scheme of structural measures.

1. Strengthening of customer-response capabilities.
2. Increasing of the efficiency of the production and equipment setups.
3. Trimming of administrative expenses and overhead.
4. Cutting of other costs.

The specific contents of these measures are as follows:

<u>1. Strengthening of customer-response capabilities.</u>

Both companies contemplate expanding the product menu based on the mutual complementarity of the two companies' respective products; improving transportation efficiency to provide better delivery terms; and utilizing their production centers located east and west in the country to their best advantage in meeting quality requirements. Thus, the companies expect to achieve improvements in the aspects of both sales and production to be able to better respond to customer needs.

<u>2. Increasing of the efficiency of the production and equipment setups.</u>

1) Cold-rolled flat products
(1) Intensification of product items

The companies plan to concentrate production for greater efficiency. For

example, ferritic stainless cold-rolled flat products to be cold rolled in tandem using the plain carbon steel process will be intensively made at Yawata.

(2) Intensification of production equipment and facilities

Along with the above product intensification, greater intensity will also be sought in production equipment and facilities.

a. Sumitomo will close one unit of the ZM type cold rolling mill, with AP equipment (annealing & pickling), at Kashima (around the end of the first half of fiscal 2005 (which will end March 31, 2005)).
b. Nippon will cease production of stainless steel products at one unit of the ZM type cold rolling mill, with BA equipment (annealing), at Hikari (around the fourth quarter of fiscal 2004 (which will end March 31, 2004)).
c. Tandem cold-rolled products, currently being produced on two mills at Yawata and Kashima, will be intensified into Yawata (around the end of the first half of fiscal 2005).

2) Heavy and medium plates

Of the existing two mills at Yawata and Kashima, Sumitomo will close the stainless plate finishing shop at Kashima about the end of fiscal 2004.

With such contemplated improvements in the efficiency of the production and equipment setups, the companies will henceforth be making requests to customers about procedure tests and other relevant matters involved in the new production setup. Both companies are firmly resolved that there should be nothing amiss in the smooth conduct of such tests.

3. Trimming of administrative expenses and overhead.

This business integration, entailing leaner administrative department and a proper structure for the operation of the stainless steel business, will permit trimming off of administrative expenses and overhead. In the sales and R & D departments also, the companies will seek greater efficiency attainable in the best use of the increased scale as well as extensive services to customers.

4. Cutting of other costs.

The companies also intend to delve into many corners of physical distribution and materials procurement, for further cost cutting.